Exhibit 99.4

Fact Sheet

Revenue Growth- Q2 26

	Reported	CC
QoQ growth (%)	2.7%	2.2%
YoY growth (%)	3.7%	2.9%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Reported	CC
Financial services	27.7	27.9	27.2	5.6	5.4
Manufacturing	16.5	16.1	15.7	9.3	6.6
Energy, Utilities, Resources & Services	13.4	13.6	13.5	2.4	2.1
Retail	12.7	13.4	13.3	(1.0)	(2.3)
Communication	12.1	12.0	11.9	5.7	4.7
Hi-Tech	8.3	7.8	8.0	8.3	8.6
Life Sciences	6.4	6.5	7.3	(8.9)	(10.5)
Others	2.9	2.7	3.1	(3.6)	(2.4)
Total	100.0	100.0	100.0	3.7	2.9

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Reported	CC
North America	56.3	56.5	57.4	1.7	2.0
Europe	31.7	31.5	29.8	10.6	6.3
Rest of the world	8.9	9.1	9.7	(5.2)	(3.9)
India	3.1	2.9	3.1	2.9	6.8
Total	100.0	100.0	100.0	3.7	2.9

Client Data

	Quarter ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024
Number of Clients
Active	1,896	1,861	1,870
Added during the period (gross)	118	93	86
Number of Million dollar clients*
1 Million dollar +	1,012	1,011	985
10 Million dollar +	322	317	307
50 Million dollar +	85	85	86
100 Million dollar +	41	41	41
Client contribution to revenues
Top 5 clients	13.0%	13.2%	13.7%
Top 10 clients	20.7%	20.8%	20.9%
Top 25 clients	35.2%	35.2%	34.7%
Days Sales Outstanding*	71	70	73

*	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024
Effort
Onsite	23.2	23.6	24.1
Offshore	76.8	76.4	75.9
Utilization
Including trainees	82.2	82.7	84.3
Excluding trainees	85.1	85.2	85.9

Employee Metrics

(Nos.)

	Quarter ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024
Total employees	331,991	323,788	317,788
S/W professionals	314,500	306,706	300,774
Sales & Support	17,491	17,082	17,014
Voluntary Attrition % (LTM - IT Services)	14.3%	14.4%	12.9%
% of Women Employees	39.5%	39.1%	39.0%

Cash Flow

In US $ million

	Quarter ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024
Free cash flow (1)	1,101	884	839
Consolidated cash and investments (2)	6,173	5,271	4,626

In crore

	Quarter ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024
Free cash flow (1)	9,677	7,533	7,010
Consolidated cash and investments (2)	54,809	45,204	38,767

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2025	Sep 30, 2024	Growth % YoY	Jun 30, 2025	Growth % QoQ
Revenues	5,076	4,894	3.7%	4,941	2.7%
Cost of sales	3,516	3,400	3.4%	3,416	2.9%
Gross Profit	1,560	1,494	4.4%	1,525	2.3%
Operating Expenses:
Selling and marketing expenses	254	221	14.9%	258	-1.6%
Administrative expenses	241	240	0.4%	239	0.8%
Total Operating Expenses	495	461	7.4%	497	-0.4%
Operating Profit	1,065	1,033	3.1%	1,028	3.6%
Operating Margin %	21.0	21.1	-0.1%	20.8	0.2%
Other Income, net(1)	100	72	38.9%	110	-9.1%
Profit before income taxes	1,165	1,105	5.4%	1,138	2.4%
Income tax expense	325	327	-0.6%	329	-1.2%
Net Profit (before non-controlling interests)	840	778	8.0%	809	3.8%
Net Profit (after non-controlling interests)	839	777	8.0%	809	3.7%
Basic EPS ($)	0.20	0.19	7.9%	0.20	3.7%
Diluted EPS ($)	0.20	0.19	7.9%	0.19	3.7%
Dividend Per Share ($)(2)(3)	0.26	0.25	9.5%	–	–

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2025	Sep 30, 2024	Growth %
Revenues	10,018	9,608	4.3%
Cost of sales	6,933	6,659	4.1%
Gross Profit	3,085	2,949	4.6%
Operating Expenses:
Selling and marketing expenses	512	454	12.8%
Administrative expenses	480	469	2.3%
Total Operating Expenses	992	923	7.5%
Operating Profit	2,093	2,026	3.3%
Operating Margin %	20.9	21.1	-0.2%
Other Income, net(1)	210	160	31.3%
Profit before income taxes	2,303	2,186	5.4%
Income tax expense	654	644	1.6%
Net Profit (before non-controlling interests)	1,649	1,542	6.9%
Net Profit (after non-controlling interests)	1,647	1,540	6.9%
Basic EPS ($)	0.40	0.37	6.9%
Diluted EPS ($)	0.40	0.37	6.9%
Dividend Per Share ($)(2)(3)	0.26	0.25	9.5%

(1)	Other income is net of Finance Cost
(2)	USD/INR exchange rate of 88.79 considered for Q2’26
(3)	Dividend Growth (%) calculated in INR terms

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Sep 30, 2025	Sep 30, 2024	Growth % YoY	Jun 30, 2025	Growth % QoQ
Revenues	44,490	40,986	8.6%	42,279	5.2%
Cost of sales	30,800	28,474	8.2%	29,224	5.4%
Gross Profit	13,690	12,512	9.4%	13,055	4.9%
Operating Expenses:
Selling and marketing expenses	2,224	1,855	19.9%	2,208	0.7%
Administrative expenses	2,113	2,008	5.2%	2,044	3.4%
Total Operating Expenses	4,337	3,863	12.3%	4,252	2.0%
Operating Profit	9,353	8,649	8.1%	8,803	6.2%
Operating Margin %	21.0	21.1	-0.1%	20.8	0.2%
Other Income, net(1)	876	604	45.0%	937	-6.5%
Profit before income taxes	10,229	9,253	10.5%	9,740	5.0%
Income tax expense	2,854	2,737	4.3%	2,816	1.3%
Net Profit (before non-controlling interests)	7,375	6,516	13.2%	6,924	6.5%
Net Profit (after non-controlling interests)	7,364	6,506	13.2%	6,921	6.4%
Basic EPS ()	17.76	15.71	13.1%	16.70	6.4%
Diluted EPS ()	17.74	15.68	13.2%	16.68	6.4%
Dividend Per Share ()	23.00	21.00	9.5%	–	–

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Sep 30, 2025	Sep 30, 2024	Growth %
Revenues	86,769	80,300	8.1%
Cost of sales	60,025	55,651	7.9%
Gross Profit	26,744	24,649	8.5%
Operating Expenses:
Selling and marketing expenses	4,431	3,792	16.9%
Administrative expenses	4,156	3,920	6.0%
Total Operating Expenses	8,587	7,712	11.3%
Operating Profit	18,157	16,937	7.2%
Operating Margin %	20.9	21.1	-0.2%
Other Income, net(1)	1,813	1,337	35.6%
Profit before income taxes	19,970	18,274	9.3%
Income tax expense	5,670	5,384	5.3%
Net Profit (before non-controlling interests)	14,300	12,890	10.9%
Net Profit (after non-controlling interests)	14,285	12,874	11.0%
Basic EPS ()	34.47	31.09	10.9%
Diluted EPS ()	34.41	31.02	10.9%
Dividend Per Share ()	23.00	21.00	9.5%

(1)	Other income is net of Finance Cost

As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six month ended figures reported in this statement.